

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 26, 2018

Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, NC 27609

> **Re: ATI Modular Technology Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 31, 2017**
> **File No. 000-55699**

Dear Mr. Perkins:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Amanda Ravitz

                              Amanda Ravitz
                              Assistant Director
                              Office of Manufacturing and
                              Construction